UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2025 (Report No. 9)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On June 12, 2025, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Reports First Quarter 2025 Financial Results, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Attached hereto as Exhibit 99.2 and incorporated herein is the Registrant’s investor presentation, dated June 12, 2025.

The sections titled “Financial Results” and “Forward-Looking Statements” and the IFRS financial statements of Exhibit 99.1 and Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Nano Dimension Ltd.’s press release titled “Nano Dimension Reports First Quarter 2025 Financial Results”.
99.2	Investor Presentation of Nano Dimension Ltd., dated June 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: June 12, 2025	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial and Operating Officer

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